SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Invacare Holdings Corporation
(Name of Issuer)

Common stock, par value $0.001 per share
(Title of Class of Securities)

46124A101
(CUSIP Number)

Shulamit Leviant, Esq.
c/o Davidson Kempner Capital Management LP
520 Madison Avenue, 30th Floor
New York, New York 10022
(212) 446-4053

With a copy to:

Eleazer Klein, Esq. Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 13, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☑

(Page 1 of 9 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46124A101	SCHEDULE 13D/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON M.H. Davidson & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 60,362 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 60,362 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 60,362 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.30%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 46124A101	SCHEDULE 13D/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Davidson Kempner Arbitrage, Equities and Relative Value LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,062,024 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,062,024 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,062,024 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.10%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 46124A101	SCHEDULE 13D/A	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Davidson Kempner Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,122,386 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,122,386 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,122,386 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.40%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 46124A101	SCHEDULE 13D/A	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON Anthony A. Yoseloff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,122,386 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,122,386 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,122,386 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.40%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 46124A101	SCHEDULE 13D/A	Page 6 of 9 Pages

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission (“SEC”) on February 2, 2024 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D, filed by the undersigned with the SEC on February 15, 2024 (“Amendment No. 1,” together with the Original Schedule 13D and this Amendment No. 2, the “Schedule 13D”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented to include the following:

The information set forth in Item 4 of Amendment No. 2 is hereby incorporated by reference.

Funds for the purchase of 1,404,736 of the shares of Common Stock reported herein were derived from the general working capital of Midtown Acquisitions L.P., an affiliate of the Reporting Persons.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

On March 13, 2024, the Reporting Persons acquired an aggregate of 1,404,736 shares of Common Stock of the Issuer. These shares were issued as consideration for the Reporting Persons’ affiliate making an additional advance to the Issuer in an aggregate principal amount of $1,620,000 under that certain Loan and Security Agreement, dated as of May 5, 2023, among Invacare Holdings Corporation, Invacare Corporation, the other borrowers and guarantors party thereto, the lenders party thereto, and White Oak Commercial Finance, LLC, as Administrative and Collateral Agent, as amended by the First Amendment to Loan and Security Agreement, dated as of February 26, 2024 (the “First Amendment”) and the Second Amendment to Loan and Security Agreement, dated as of March 13, 2024 (the “Second Amendment”). The Reporting Persons and their affiliates, together with the named stockholders listed in Item 5 below (the “Named Stockholders”) and their affiliates, became lenders under the Loan and Security Agreement pursuant to the First Amendment, which, among other things, assigned the loans and rights under the Loan and Security Agreement from the original lenders to the Named Stockholders and their affiliates.

In connection with transactions contemplated by the Second Amendment, on March 13, 2024, the Reporting Persons, together with the Named Stockholders, representing (i) more than a majority of the voting power of the Issuer’s issued and outstanding 9.00% Series A Convertible Participating Preferred Stock, $0.0001 par value per share (the “Convertible Preferred Stock”) and (ii) a majority of the Entitled Stockholders (as defined in the Certificate of Designations of the Issuer (the “Certificate of Designations”)), acted by written consent in lieu of a special meeting to amend the Certificate of Designations to, among other things, amend terms of the preemptive rights.

The Reporting Persons have and continue to engage in discussions with the Issuer’s management, Board and other stockholders with respect to the matters previously set forth in the Schedule 13D and may in the future take actions with respect to their investment in the Issuer with respect thereto. Without limiting the foregoing, the Reporting Persons have had discussions with the Named Stockholders, and together with the Named Stockholders, are in discussions with the Issuer’s management and the Board to explore further financing proposals, which contemplate the issuance of additional securities of the Issuer or its subsidiaries to the Reporting Persons and the Named Stockholders. In connection therewith, the Issuer and the lenders under the Loan and Security Agreement, as amended, entered into a term sheet with non-binding terms for a potential further financing and, in consideration with incurring costs and expenses with respect to such discussions, a termination fee payable to the lenders in the event the Issuer pursues alternative financing prior to April 30, 2024. There can be no guarantee that any of the Reporting Persons will enter into any such transaction, either on its own or in conjunction with some or all of the Named Stockholders.

The foregoing is not intended to limit the matters previously disclosed in Item 4 of the Schedule 13D.

CUSIP No. 46124A101	SCHEDULE 13D/A	Page 7 of 9 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of shares of Common Stock and percentages of shares of Common Stock beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D/A are calculated based upon an aggregate of 20,407,725 shares of Common Stock outstanding, which is the sum of: (i) 9,999,980 shares of Common Stock outstanding as of May 12, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, filed with the SEC on May 15, 2023 and (ii) 10,407,745 shares of Common Stock issued in connection with the Second Amendment, and gives effect to the Blocker (as defined below).

The Reporting Persons cannot convert any of the Series A Preferred Shares held by the Reporting Persons since the Reporting Persons would beneficially own, after such conversion, more than 9.99% of the outstanding shares of Common Stock (the “Blocker”). The percentage set forth on Row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) of the cover page for each Reporting Person give effect to the Blocker.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D/A for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Other than as described in Item 4 of this Amendment No. 2, no transactions in the shares of Common Stock were effected by the Reporting Persons since the filing of Amendment No. 1.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock.

(e)	Not applicable.

As a result of the Reporting Persons’ involvement in the actions described in Item 4 of the Original Schedule 13D, the Reporting Persons may be deemed to be member of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, which may consist of the Reporting Persons and the following entities (including funds and accounts managed by each entity):

Name	Number of Shares of Common Stock(1)	% Ownership
DG Capital Management, LLC	28,422,638 (2)	66.9%
Davidson Kempner Capital Management LP	2,122,386(3)	10.4%(3)
Silverback Asset Management LLC	18,384,7044)	53.4%
Tenor Capital Management Co. L.P.	14,371,716(5)	45.5%
Total	63,301,444	93.0%

(1)	Per each entity’s SEC filings.

(2)	Includes 6,319,518 shares of Common Stock and 22,103,120 shares of Common Stock issuable upon conversion of 1,408,002 shares of Series A Preferred Shares.

(3)	See the cover pages of this Schedule 13D/A.

(4)	Includes 4,052,547 shares of Common Stock and 14,332,157 shares of Common Stock issuable upon conversion of 912,980 shares of Series A Preferred Shares.

(5)	Includes 3,167,931 shares of Common Stock and 11,203,785 shares of Common Stock issuable upon conversion of 713,698 shares of Series A Preferred Shares.

CUSIP No. 46124A101	SCHEDULE 13D/A	Page 8 of 9 Pages

The “group” may be deemed to have acquired beneficial ownership of all the shares beneficially owned by each member of the “group.” As such, the “group” may be deemed to beneficially own in the aggregate 63,301,444 shares of Common Stock. The entities listed in the table in this Item 5 other than the Reporting Persons herein have been notified that such entities, and the funds and accounts managed by each entity, may beneficially own certain Common Stock and need to file separate beneficial ownership reports with the SEC related thereto. Neither the filing of this Schedule 13D/A nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owner of any of the Common Stock beneficially owned in the aggregate by other members of the “group” for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

The information disclosed under Item 4 of the Original Schedule 13D is hereby incorporated by reference into this Item 5.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:

The information set forth in Item 4 of Amendment No. 2 is hereby incorporated by reference.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented to include the following:

Exhibit 99.2:	Second Amendment to Loan and Security Agreement dated March 13, 2024 (incorporated by reference to Exhibit 10.1 of the Issuer’s Form 8-K dated March 15, 2024).

CUSIP No. 46124A101	SCHEDULE 13D/A	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: March 15, 2024	/s/ Anthony A. Yoseloff
ANTHONY A. YOSELOFF, (i) individually, (ii) as Executive Managing Member of: (a) Davidson Kempner Capital Management LP and (b) Davidson Kempner Liquid GP Topco LLC, as Managing Member of (1) M.H. Davidson & Co. GP, L.L.C., as General Partner of M.H. Davidson & Co. and (2) Davidson Kempner Multi-Strategy GP II LLC, as General Partner of Davidson Kempner Arbitrage, Equities and Relative Value LP.